Mail Stop 4561

May 27, 2010

Mr. William L. Morrison
Executive Vice President and Chief Financial Officer
Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

>   **Re: Northern Trust Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **File No. 000-05965**

Dear Mr. Morrison:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements

Note 4 – Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase, page 80

1. Tell us if you have accounted for any of these transactions as sales for accounting purposes. Also, please revise your future filings to include your accounting policy and clarify whether repurchase transactions are accounted for either as sales or collateralized refinancings. Provide us with your proposed disclosure. We may have future comments.

Note 23 – Contingent Liabilities, page 99

2. We note your disclosures beginning on page 99 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

   (i)   the possible loss or range of loss; or
   (ii) a statement that an estimate of the loss cannot be made.

   In this regard, we do not believe that general boilerplate disclosure indicating that judgments or settlements, after giving effect to reserves and insurance, may be material to your operating results for a particular period satisfies the criteria in ASC 450. ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the second quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call me at (202) 551-3452 or William J. Schroeder, Staff Accountant at (202) 551-3294.

Sincerely,

Marc Thomas
Reviewing Accountant